December 3, 2013

Via Electronic Mail

Securities and Exchange Commission
100 F Street, N.W., Mail Stop 3561
Washington, D.C. 20549

Attention:              Kevin L. Vaughn
                               Accounting Branch Chief

Re:            Sigma Designs, Inc.

Form 10-K for the Fiscal Year Ended February 2, 2013,
Filed April 12, 2013

Form 10-Q for the quarter ended August 3, 2013

Filed September 12, 2013

Form 8-K filed September 4, 2013

File No. 001-32207

Dear Mr. Vaughn:

Sigma Designs, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated November 1, 2013. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Restructuring costs, page 40

●

We note that during the year ended February 2, 2013 you incurred $3.2 million of restructuring charges but your discussion of the expected impact of the restructuring plan is unclear. Please refer to the staff’s views expressed in SAB Topic 5-P.4 on disclosures relating to restructuring plans and in future filings revise your disclosure to address the following.

●	Disclose the specific adverse economic, business, competitive, or other factors that precipitated the material restructuring charges.

●

Quantify and disclose the expected effects on future earnings and cash flows resulting from the restructuring plan (for example, reduced depreciation, reduced employee expense, etc.), along with the initial period in which those effects are expected to be realized.

December 3, 2013

●	Discuss whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues.

●	Clearly identify the income statement line items to be impacted (for example, cost of revenue; sales and marketing; general and administrative expenses; etc.).

●

In future periods if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.

Response:

The Company proposes to insert the following disclosure in Management Discussion & Analysis section in its next Quarterly Report on Form 10-Q:

“In fiscal 2013, as a result of significant expansion in our infrastructure and operational activities in connection with purchases and acquisitions that took place between fiscal years 2008 and 2013, and in response to certain redundancies, underperforming operations and delays in programs and product releases, we implemented a restructuring program to realign our global operating expenses with our new business conditions, and to improve efficiency, competitiveness and profitability. In fiscal 2013, we reduced our workforce by approximately 114 employees, implemented plans to scale down our reliance on contractors and consultants, impaired the unamortized value of certain software intellectual property licenses, which we no longer intend to use, initiated the closure of our facilities in Canada, Hong Kong and Japan and reduced our discretionary spending across all operational areas. We recorded $3.2 million in restructuring charges in fiscal 2013. Of the total restructuring charges recorded in fiscal 2013, $0.1 million were reflected in cost of sales and $3.1 million were reflected in operating expenses ($2.4 million in research and development, $0.4 million in sales and marketing and $0.4 million in general and administrative). Costs relating to facilities closure or lease commitment are recognized when the facility has been exited. Terminations costs are recognized when the costs are deemed both probable and estimable. We anticipate that these restructuring measures will reduce ongoing headcount expenses in Research and Development, Sales and Marketing and General and Administrative by approximately $14.0 million to $14.5 million annually and other additional operational expenses by $0.4 million to $0.5 million annually which is in line with our original estimates. Our restructuring measures could negatively impact our revenues and results of operations in the future as a result of less employees developing future products and working to sell our products.

December 3, 2013

In the first quarter of fiscal 2014, we recorded restructuring charges of approximately $0.2 million related to a workforce reduction of 17 employees with related charges to cost of revenues and operating expenses of $33,000 and $210,000, respectively.  In the second quarter of fiscal 2014, and as part of our ongoing restructuring plan, we incurred restructuring charges of approximately $0.5 million net, related to a contingent liability under our lease obligation in Canada and $0.2 million in severance-related charges that resulted from a workforce reduction of eight employees. Of the total restructuring charges and exit costs recorded in the second quarter of fiscal 2014, there were no restructuring charges reflected in cost of revenues and $0.7 million were reflected in operating expenses. In the third quarter of fiscal 2014, and as part of our continuing effort to reduce expenses, we incurred restructuring charges of approximately $1.1 million, of which $1.0 million was related to a workforce reduction of 17 employees across several geographic regions and $0.1 million related to the termination of a lease agreement and related costs in Canada. Of the total restructuring charges recorded in the third quarter of fiscal 2014, there were no restructuring charges reflected in cost of revenues and $1.1 million were reflected in operating expenses ($0.8 million in research and development, $0.1 million in sales and marketing and $0.2 million in general and administrative).

Expenses recognized for restructuring activities impacting our operating expenses are presented in the “Restructuring costs” line of the condensed consolidated statements of operations. We anticipate that these restructuring measures will reduce ongoing headcount expenses in Research and Development, Sales and Marketing and General and Administrative by approximately $4.0 million to $4.5 million annually and other additional operational expenses by $0.4 million to $0.5 million annually. Our restructuring measures could negatively impact our revenues and results of operations in the future as a result of less employees developing future products and working to sell our products.”

In addition, the Company hereby confirms to the Staff that in future periods, if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, the Company will discuss that outcome, its reasons and its likely effects on future operating results and liquidity in the MD&A.

Note 10 – Business combinations, page 64

●

We note that in connection with your acquisition of Trident Microsystems, Inc.’s DTV business you furnished audited financial information and unaudited pro forma information in your Form 8-K filed July 18, 2012. Please provide us with your calculation of significance under Rule 3-05(b)(2) of Regulation S-X and clearly explain how you concluded that two years of financial statements were required to be furnished.

December 3, 2013

Response:

The Company considered the guidance provided by SEC Regulation S-X Rule 3-05 and the significant subsidiary test described in Rule 1-02(w) to determine the number of years of financial statements that were required to be included. Rule 3-05(b)(2)(iv) stipulates that if any of the conditions exceed 50% the full financial statements of the acquired business shall be furnished for the three most recent fiscal years:

Sigma Designs, Inc.
Carve out financial tests

($MM)
		DTV		Sigma	Test Ratios

1)	Fair Value Test
Fair value of DTV's total assets / Book value of Sigma's total assets, OR
Purchase price of DTV's equity plus fair value of debt assumed / Book value of Sigma's total assets

Fair Value Test		$43.2		$297.2	15%

2)	Asset Test
Book value of DTV's total assets / Book value of Sigma's total assets

Asset Test		$80.0		$297.2	27%

3)	Pretax Income Test
DTV's pretax income from continuing operations / Sigma's pretax income from continuing operations

Pretax Income Test		($93.5)		($173.0)	54%

Carve out Reporting Requirement					3 years

	Audit / Pro Forma Reporting Requirements
	None	0	20%
	1 year	20%	40%
	2 years	40%	50%
	3 years	50%	100%

December 3, 2013

Rule 3-05(b)(2)(iv) stipulates that if any of the conditions exceed 50%, the full financial statements of the acquired business shall be furnished for the three most recent fiscal years. Accordingly, the Company was required to present audited financial statements of the DTV Business that it acquired from Trident Microsystems, Inc. (“Trident”) for each of the three fiscal years ended December 31, 2011.

In preparing its Current Report on Form 8-K/A filed with the Commission on July 12, 2012 (the “Form 8-K/A”), the Company noted that Trident had filed with the Commission audited financial statements as of and for the year ended December 31, 2009. In 2009, Trident’s business consisted entirely of operations related to what was ultimately acquired by the Company in the DTV Business acquisition. However, in February 2010, Trident acquired additional TV assets as well as assets related to a set-top box business from NXP B.V. (“NXP”). The assets relating to the set-top box business constituted a different business than the DTV Business and were not included in the assets acquired by the Company in its acquisition of the DTV Business from Trident. As a result, the Company was required to prepare standalone financial statements of the DTV Business for the years ended December 31, 2010 and 2011 in order to present audited financial statements of the acquired DTV Business in the Form 8-K/A.   As noted above, however, the Company determined that the audited financial statements filed by Trident as of and for the year ended December 31, 2009 were not required to be revised and presented on a standalone basis because Trident’s DTV Business for that period made up all of Trident’s operations. Therefore, the Company determined that Trident’s financial statements included in Trident’s Form 10-K filed with the Commission on March 15, 2010 satisfied the requirement under Rule 3-05 to furnish the third fiscal year of audited financial statements of the business acquired by the Company.

In retrospect, the Company should have incorporated Trident’s financial statements for the year ended December 31, 2012 in its Form 8-K/A by reference to the Form 10-K filing by Trident in order to refer investors to the required information. This cross-reference was inadvertently omitted by the Company.

The Company respectfully submits to the Staff that further amending the Form 8-K/A now to incorporate by reference to Trident’s Form 10-K for the year ended December 31, 2009 would not be helpful to investors. Since the original filing of the Form 8-K/A, the Company has consolidated its operations with the DTV Business and has presented more than a full year of consolidated results to investors in its periodic reports, including the relevant Pro-Forma disclosures in the Company’s most recent annual report on Form 10-K filed on April 12, 2013. The Company also believes that it is reasonable to assume that at the time of the DTV Business acquisition, the Company’s investors also generally knew that Trident filed periodic reports with the Commission and would generally know that they could consult Trident’s periodic reports, including the financial statements for the year ended December 31, 2009, to learn more information about the DTV Business acquired by the Company. Accordingly, the Company respectfully submits that amending the Form 8-K/A to include such a reference would not provide significant benefit to investors.

December 3, 2013

●

As a related matter we note that you acquired net tangible assets and liabilities of $38.4 million. Please tell us and revise future filings to disclose the amount assigned to each major class of asset and liability. Refer to FASB ASC paragraph 805-20-50-1(c).

Response:

The Company will revise future filings to include the following proposed disclosure in its Form 10-Q under intangible assets, section 9 of the Notes to Unaudited Condensed Consolidated Financial Statements.

The following is a breakdown of the acquired net tangible assets and liabilities of $38.4M:

(In Thousands)
Tangible assets acquired an liabilities assumed	$38,431

Accounts receivable	13,410
Inventory	13,643
Prepaid and other assets	7,587
Fixed assets	3,991
Intangibles (IP Licenses)	1,289
Accrued liabilities	(1,323)
Deferred tax liabilities	(166)
Tangible assets acquired and liabilities assumed	38,431

Note 11- Goodwill and other intangibles, page 65

●

We note that during the fiscal year ended February 2, 2013 you recorded aggregate asset impairments of $11.2 million. As it relates to your non-recurring fair value measurements, please revise future filing to provide the disclosures required by FASB ASC paragraph 820-10-50-2 or tell us why no future revision is necessary.

Response:

The Company will revise future filings to include the following proposed disclosure:

December 3, 2013

“We monitor all of our assets (generally) for impairment, including intellectual properties, masked set tools and designs tools, and if these assets are reported to have a decline in fair value, we use significant judgment to identify events or circumstances that would likely have a significant adverse effect on the future value of each asset.

As of February 2, 2013, due to continued reductions in our profitability, negative cash flows from operations and our restructuring measures adopted in fiscal 2013, we performed an impairment review of our intangible assets.  In performing this review, we developed a forecast of the undiscounted cash flow expected to be generated by each intangible asset group and compared the result to the carrying value. The results of this review indicated that were certain purchased IP licenses incorporated into discontinued products and products in development and therefore had no forecasted future cash flows or alternative use. As a result we determined that the fair value, using the income approach, of these assets was zero and therefore recorded an impairment charge for purchased IP of $8.2 million.  In addition, we recorded an impairment charge for certain software, equipment and leasehold improvements and prepaid licenses associated with such discontinued products of $2.6 million and $0.4 million, respectively.  We recorded the impairment of $4.6 million related to developed products in cost of revenue and the impairment of $6.6 million related to products in development in operating expenses in the accompanying consolidated statements of operations in fiscal 2013.

We review goodwill for impairment annually, as of the last day of our fiscal year, and whenever events or changes in circumstances indicate the carrying value may not be recoverable.  IP R&D is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.”

Form 10-Q for the quarter ended August 3, 2013

Note 12 – Sale of development project page 17

●

We note that you have presented the gain from the sale of intellectual property and long-lived assets related to the connectivity over coaxial cable market as non-operating income. Please explain to us how your current presentation complies with Rule 5-03-7 of Regulation S-X.

Response:

The Company believes the sale of intellectual property and long-lived assets related to the connectivity over coaxial cable market was essentially a sale of an incomplete R&D project and therefore qualified as miscellaneous income under Rule 5-03-7. The Company had a dedicated team of employees working to develop this technology, but the technology had not reached production readiness and was not sufficiently developed for a product release. The technology was not ready to be released as a product and the Company had no customer samples in the market and no marketing materials in support of an eventual product. The Company presented the gain from the sale of this development project as non-operating income in order to separate it out for full transparency to investors.

December 3, 2013

As a result, the Company respectfully submits that the recording of this sale as miscellaneous other income as part of other non-operating income, with appropriate footnote disclosure, complied with Rule 5-03-07 of Regulation S-X.

Notes 13 – Communicates and contingencies, page 18

●

We note that you have initiated a lawsuit against Trident and NXP Semiconductors related to a $1.8 million advance you made to Trident. In light of Trident’s bankruptcy filing, please explain to us the factors you considered in determining that this amount was fully recoverable at August 3, 2013.

Response:

This lawsuit is an adversary proceeding pursuant to which the Company seeks to recover the sum of $1,848,340.22 (the “Double Payment”) from either Trident or NXP. Although it arises out of a seemingly complex post-bankruptcy petition relationship among the three parties, the matter is straightforward from the Company’s perspective. The Company mistakenly paid twice for the same goods: once to Trident and once to NXP. There is no dispute that the Company erroneously paid the same amount twice. As a result, the Company believed as of the time it filed its financial statements for the second quarter of fiscal 2014 that it had a very strong claim to recover the full amount of the Double Payment. Additionally, at the time in which the Company filed its lawsuit, Trident confirmed to the Company in writing that it had sufficient cash resources and had reserved $1.8 million pending a final result of the dispute. Accordingly, the Company believed that this receivable due from the Trident or NXP was fully recoverable as of August 3, 2013.

The Company continues to believe that it has a very strong claim, but both Trident and NXP have determined to litigate the Company’s claims using a variety of procedural arguments, mostly related to the status of Trident’s bankruptcy process. In light of the increasing legal costs to proceed with this litigation, the Company is in settlement discussions with NXP and Trident. In preparing its financial statements for the period ended October 31, 2013, the Company will re-evaluate whether it should provide for any amount less than the full Double Payment, taking into account recent developments and the status of settlement discussions.

December 3, 2013

Form 8-K Filed on September 4, 2013

●

We note that you present forward looking non-GAAP financial measures such as non- GAAP gross margin for the third quarter of fiscal 2014. Please revise future filings to include, to the extent available without unreasonable efforts, the reconciliations required by Item 100(a)(2) of Regulation G.

Response:

In response to the Staff’s comment, the Company respectfully informs the Staff that in its future filings, the Company will disclose reconciling information for non-GAAP forward-looking financial measures that is available without unreasonable effort or provide clear disclosure of why any forward-looking GAAP information is not accessible, identify the information that is unavailable and disclose its probable significance.

* * *

The Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or would like to discuss any additional information, we would be pleased to discuss further with you. You may contact Elias N. Nader, the Company’s Interim Chief Financial Officer and Secretary at (408) 957-9847, or Jim Masetti of Pillsbury Winthrop Shaw Pittman LLP, the Company’s legal counsel, at (650) 233-4754.

Very truly yours,

/s/ Elias N. Nader

Elias N. Nader

Interim Chief Financial Officer

December 3, 2013

cc:           Thinh Q. Tran, President and Chief Executive Officer

Sigma Designs, Inc.

Matthew Chavez, Partner

Armanino McKenna LLP

James J. Masetti, Partner

Pillsbury Winthrop Shaw Pittman LLP